Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Three Months Ended March 31,
2016
Income before income taxes	$1,134
Add: Total fixed charges (per below)	450
Less: Interest capitalized	11

Total earnings before income taxes	1,573

Fixed charges:
Interest	229
Portion of rental expense representative of the interest factor	221

Total fixed charges	$450

Ratio of earnings to fixed charges	3.5